Reliv International, Inc.

136 Chesterfield Industrial Blvd.

Chesterfield, MO 63005

November 17, 2020

Via EDGAR

Mr. Valian A. Afshar

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Reliv’ International, Inc. Preliminary Information Statement on Schedule 14C Filed on October 21, 2020 File No. 0-19932 Schedule 13E-3 Filed on October 22, 2020 File No. 5-48267

Dear Mr. Afshar:

This letter is in response to your comment letter of November 5, 2020. The questions and our responses are in numerical order corresponding to the order of the comments in your letter.

Schedule 13E-3

Question 1. We note that the Schedule 13E-3 was filed on a later date than the date on which the preliminary Information Statement was filed. We remind you of the requirement under General Instruction D.1. of Rule 13e-100 that the Schedule 13E-3 be filed on the same day as the associated Schedule 14C.

Response - Comment noted. Company intended both documents to be filed on same day but delay in processing filing fee for Schedule 13E-3 caused delay in filing of that document.

Question 2. We note the disclosure that “Robert L. Montgomery, the Company’s Chairman, Stephen M. Merrick, the Company’s corporate counsel and Secretary, and Donald McCain, a substantial stockholder, will each guarantee a portion of the Company’s obligations under the Loan.” Please advise us how you determined that Messrs. Montgomery, Merrick and McCain are not affiliates engaged in the Rule 13e-3 transaction that should be identified as filing persons for purposes of Schedule 13E-3.

Response - We have identified Messrs. Montgomery and Merrick as affiliates engaged in the Rule 13e-3 transaction and filing persons for purposes of Schedule 13E-3. Mr. McCain is not an affiliate of the Company and his only interest in the transaction is agreeing to provide a portion of the credit enhancement that enabled the Company to consummate the Stock Split, so we do not believe Mr. McCain is “engaged” in the transaction for Rule 13e-3 purposes.

Exhibit A - Preliminary Information Statement on Schedule 14C

General

Question 3. Please revise the Information Statement to clearly mark it as a “preliminary copy.” See Rule 14c-5(d)(1).

Response - The revised Preliminary Information Statement has now been clearly marked as “Preliminary Copy—Subject to Completion, dated ….”.

Question 4. We note the statement on page 2 that “[t]his Information Statement is dated October 19, 2020 and is first being mailed to our stockholders on or about October 29, 2020,” as well as similar references throughout the Information Statement to those two dates and to November 18, 2020 as “20 calendar days following the date this Information Statement is first mailed to our stockholders.” In your response, please advise whether this preliminary Information Statement was already mailed to stockholders. Refer to Rule 14c-5(a).

Response - The Information Statement has not been mailed to stockholders. The inserted dates were placeholders for the anticipated mailing date at the time the Preliminary Information Statement was filed. The dates to be included in the final Information Statement will be based on the actual mailing date of the Information Statement.

Background of the Stock Split, page 13

Question 5. Please provide the legal basis on which you have determined that the disclosures required by Item 1015 of Regulation M-A do not apply to the draft fairness opinion and valuation analysis that Houlihan presented and provided to the Board on August 25, 2020.

Response - To more clearly address the items covered in Item 1015 of Regulation M-A, we have added new language on page 16, under “Background of the Stock Split,” that addressed, among other things, Houlihan’s qualifications for providing a fairness opinion, that the Company considered other financial advisors but believed Houlihan could complete its analysis efficiently, and that neither the Company nor its affiliates have had any material business dealings with Houlihan in the last two years. Under “Income Approach applying the Discounted Cash Flow Method” (page 29) we have included a narrative of the pro forma growth and income and cost saving projections the Company provided to Houlihan as the basis for their analysis. We have also expanded the discussion in “Fairness Opinion – Opinion of Houlihan” to provide that the full analysis prepared by Houlihan in support of the opinion is available for inspection and copying or at the request of any of our stockholders will be sent to the attention of such requesting stockholder.

Effects of the Stock Split, page 18

Question 6. We note that the Company suffered net operating losses in the fiscal years ended December 31, 2019 and December 31, 2018, as well as the three months ended June 30, 2020. To the extent net operating losses exist, or are anticipated to exist before the date a definitive Information Statement is filed, please specify the constituency expected to become the beneficiary of the Company’s future use of any net operating loss carryforwards. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

Response - We have added additional language to the section titled “Effects of the Stock Split” on page 19 that notes that (i) the Company suffered net operating losses in each of the fiscal years ended December 31, 2018 and 2019 and that the Company and indirectly its remaining stockholders will be the beneficiaries of the net operating loss carryforwards and (ii) the Company is not undergoing a change of control and is remaining a C corporation after the Stock Split, so the net operating loss carryforwards will remain available for use by the Company after consummation of the transaction.

Potential Disadvantages of the Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders, page 18

Question 7. We note your statement that “the Company will have the right to sell additional shares to select persons after the Stock Option Transaction.” Please revise to clarify this statement. For example, the “Stock Option Transaction” is an undefined term in the Information Statement, and it is unclear what “right” of the Company and “select persons” this statement is referring to.

Response - The reference to “Stock Option” was an inadvertent drafting error and we have corrected the reference to “Stock Split”.

Fairness of the Stock Split to Stockholders, page 21

Question 8. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factor described in clause (iv) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant.

Response - We have expanded the discussion in “Fairness of the Stock Split to Stockholders” to explain that although the Company has had a history of losses and its audited financial statements contain a going concern qualification, based on the Company’s intent to continue operations, the Board determined it was more accurate to value the Company as a going concern for purposes of the Stock Split analysis (page 24). The discussion in the Information Statement has been revised to specifically state that Mr. Montgomery and Mr. Merrick are deemed to be participants in the Stock Split under Rule 13e-3 (pages 9, 23, and 33) and that Mr. Montgomery and Mr. Merrick have considered the transactions and believe they are fair to all stockholders of the Company (page 23).

Question 9. We note your statement on page 23 that “[t]he proposed transaction price of $3.75 per pre-split share does not include any discount for the lack of liquidity of our Common Stock or for the minority status of the shares of our Common Stock owned by unaffiliated stockholders.” With a view towards disclosure, please provide the basis for this statement in light of the fact that the transaction price is within the range of the market prices of the Common Stock between July 1 and September 28, 2020 and lower than the closing price on the last trading day prior to the initial announcement of the Stock Split, according to the disclosure on page 7. In your response, please address the fact that these market prices (1) likely reflect an illiquidity discount for the Common

Stock based on publicly available information regarding trading volume and (2) potentially reflect a minority discount for the Common Stock given the fact that the Company’s directors, executive officers and insiders currently beneficially own approximately 40% of the outstanding shares of Common Stock.

Response - We have revised the disclosure in “Fairness of the Stock Split to Stockholders” - “Undiscounted Price” to note that the current stock price likely reflects both the limited volume of trading in the Company’s common stock (liquidity discount) and the relatively closely held ownership of the Company’s outstanding shares (minority discount) (pages 24-25).

Conduct of the Company’s Business After the Stock Split, page 30

Question 10. We note the statements throughout the Information Statement that “a stockholder could decide whether to remain a stockholder or be cashed out by buying or selling shares in the stock market so as to hold more or less than 2,000 shares of Common Stock immediately prior to the Stock Split.” Notwithstanding your disclosure in Item 6(c) of the Schedule 13E-3 and in the last paragraph of this section on page 31 of the Information Statement, please clarify what plans the Company has, if any, in the event that shareholders buy and sell shares in the stock market such that the Stock Split does not result in less than 300 record holders of your Common Stock on a post-split basis.

Response - Based on the Company’s current record stock ownership it is extremely unlikely that after the Reverse Split there will be more than 150 stockholders of record of the Company. We have revised the Information Statement to address our plans in the event stockholder purchases of our common stock result in this not being the case. (“Recommendation of the Board; Fairness of the Stock Split – Reservation of Rights” page 34.)

Reservation of Rights, page 31

Question 11. We note the disclosure that “the Board reserves the right, in its discretion, to (i) abandon the Stock Split prior to the proposed Effective Date, (ii) change the Redemption Price or (iii) change the ratio of the Stock Split (‘Split Ratio’) from 2,000 to a different figure (between a range of a minimum Split Ratio of 500 to a maximum Split Ratio of 3,000) if it determines that abandoning the Stock Split, changing the Redemption Price or changing the Split Ratio is in the best interests of the Company.” Please disclose how the Board will decide whether to abandon the Stock Split or change the Redemption Price or Split Ratio, including the factors upon which those decisions would be based, if there are any factors that exist in addition to those set forth in the last paragraph on page 31. Please also disclose whether there is a price range within which the Board may change the Redemption Price (similar to the minimum and maximum Split Ratios set forth in the above-quoted statement).

Response - We have revised the Information Statement to address the factors the Company would consider with regard to changing the Redemption Price or abandoning the Stock Split. (“Recommendation of the Board; Fairness of the Stock Split – Reservation of Rights” page 34.)

Financial Statements, page 32

Question 12. With a view towards revised disclosure, please explain how the financial statements in the Information Statement satisfy Item 13 of Schedule 13E-3. For example, Item 1010(a) of Regulation M-A requires the furnishing of audited financial statements for the two fiscal years required to be filed with the company’s most recent annual report, and the Company’s most recent annual report on Form 10-K reflects audited financial statements for the fiscal years ending on December 31, 2019 and December 31, 2018. In addition, Item 1010(b) of Regulation M-A requires, among other things, the furnishing of unaudited comparative year-to-date statements of cash flows required to be filed in the company’s most recent quarterly report, and the Company’s most recent quarterly report on Form 10-Q reflects statements of cash flows for the six months ended June 30, 2020 and June 30, 2019. The Information Statement, however, includes only an unaudited balance sheet as of June 30, 2020, an audited balance sheet as of December 31, 2019 and unaudited statements of net income (loss) and comprehensive income (loss) for the three months and six months ended June 30, 2020 and June 30, 2019.

Response - We have revised the Information Statement to include the summary financial statements permitted by Item 1010 of Regulation M-A and to more clearly incorporate by reference the financial information permitted to be incorporated by reference under Item 1010 of Regulation M-A. (“Financial Statements,” starting on page 34.)

Question 13. Please provide the disclosure required by Item 1010(a)(4) of Regulation M-A.

Response - We have revised the disclosure to include book value per share. (page 40, as the last item under “Stockholders Equity.”)

Security Ownership of Certain Beneficial Owners and Management, page 35

Question 14. We note that in footnote (3) to the beneficial ownership table, Renaissance Technologies LLC’s beneficial ownership appears to have been determined by reference to its “Schedule 13F” rather than its Schedule 13G. However, Instruction 3 to Item 403 of Regulation S-K generally allows a registrant to determine its shareholders’ beneficial ownership solely by reference to a Schedule 13D or 13G, not a Form 13F. Please revise the beneficial ownership table to refer to Renaissance Technologies LLC’s Schedule 13G or advise.

Response - We have revised the disclosure to reflect the holdings of Renaissance Technologies as reported on its most recent Schedule 13G/A. (Page 43) and not its most recent Schedule 13F regarding its holdings in the Company.

Available Information, page 36

Question 15. Please confirm that the Company will post the Information Statement on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide stockholders with a notice informing them that the materials are available and explaining how to access those materials. Please refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf and Rule 14c-2(d).

Response - We confirm that we will post the Information Statement on the Company’s website. “Available Information” (page 45) has been revised to provide notice of the posting to the Company’s website and explain how to access the materials on the website.

Annex B-1 – Opinion of Houlihan Capital

Question 16. We note that Houlihan’s opinion states that it is based in part upon “[m]anagement’s three-year, pro forma financial projections for the years ending December 31, 2020 through 2022.” We further note that the Board relied, in part, on Houlihan’s opinion in determining that the Stock Split is fair to your unaffiliated stockholders. Please disclose management’s financial projections in the Information Statement. See Item 1015(b)(6) of Regulation M-A.

Response - We have included a narrative of the pro forma growth and income and cost saving projections the Company provided to Houlihan as the basis for their analysis under “Income Approach applying the Discounted Cash Flow Method” (page 29). We have also expanded the discussion in “Fairness Opinion – Opinion of Houlihan” to provide that the full analysis prepared by Houlihan in support of the opinion is available for inspection and copying or at the request of any of our stockholders will be sent to the attention of such requesting stockholder (page 27).

We believe our response addresses all of the comments in the November 5, 2020 letter. Please contact us if you have additional questions or comments.

Sincerely,

/s/ Steven D. Albright

Steven D. Albright

Vice President and Chief Financial Officer

Reliv’ International, Inc.